Exhibit 23.4

May 23, 2025

Caris Life Sciences, Inc.

750 W. John Carpenter Freeway, Suite 800

Irving, Texas 75039

Dear Caris Life Sciences, Inc.:

We, Nephron Research LLC of 767 Third Ave, 21st Floor, New York, New York, 10017, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of Caris Life Sciences, Inc., and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Market and Industry Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ Timothy Biggins
Name: Timothy Biggins
Designation: COO/CCO
For and on behalf of Nephron Research LLC

SCHEDULE

1.	Our estimated total addressable U.S. oncology market, which is based on a market study by Nephron Research LLC that we commissioned, is comprised of opportunities in the following areas:

•	Early detection: approximately $100 billion.
•	Therapy selection: approximately $8 billion.
•	MRD tracking and treatment monitoring: approximately $28 billion.
•	Core biopharma services: approximately $4 billion.
•	Data services for biopharma: approximately $10 billion.

2.	We believe our expansive multi-omic technology platform has application across multiple clinical and biopharma settings that collectively represent an estimated total addressable U.S. market of approximately $150 billion in oncology, according to a market study by Nephron Research LLC (“Nephron Research”) that we commissioned.

3.	Based on National Comprehensive Cancer Network (“NCCN”) guidelines suggesting that breast and lung cancer patients would benefit from at least two tests during therapy, and assuming that these benefits would apply to other types of solid tumors, Nephron Research estimates that approximately 520,000 newly-diagnosed advanced stage and recurrent cancer patients in the United States would benefit from repeat testing.

4.	Accordingly, based on the newly-diagnosed patient, recurrent patient, and repeat testing patient cohorts described above, Nephron Research estimates that the total addressable U.S. market for therapy selection is comprised of approximately two million unique patient profiles annually and, assuming an average reimbursement of approximately $4,000 based on blended Medicare, commercial payer, and Medicaid coverage rates for various genomic profiling tests, amounts to approximately $8 billion.

5.	According to the Nephron Research analysis, the number of annual unique patient profiles is expected to increase with clinical and payer adoption of broad molecular testing in earlier stages for newly- diagnosed cancer patients.

6.	According to the Nephron Research analysis, these result in a cohort of approximately 5.6 million patients being monitored at various points in their treatment journey.

7.	Assuming a range of two to three tests annually for each patient, consistent with MolDX coverage policy for MRD, pricing of $2,500 per reference test and $1,650 per follow-up blood test, in each case based on pricing for other tests available on the market, Nephron Research estimates that the total addressable U.S. market for MRD tracking tests represents approximately 16 million tests annually and amounts to approximately $28 billion.

8.	According to the Nephron Research analysis, oncology testing associated with clinical trials includes approximately 250,000 cancer patients in targeted therapy clinical trials.

9.	Assuming five tests (one therapy selection test to establish cancer type and determine the therapeutic intervention(s) and four monitoring tests for follow-up consistent with typical trial designs) for each trial participant and pricing of $5,000 per therapy selection test and $1,950 per monitoring test, based on existing reimbursement rates for other tests available on the market, Nephron Research estimates that the addressable U.S. market for oncology testing in clinical trials is approximately $3.2 billion.

10.	Assuming approximately 25 Phase 1b trials progress to Phase 2 each year based on recent historical data from ClinicalTrials.gov, with each trial having two partners per customary industry practice (a specialty lab and a distributable kit) and an average contract price of $10 million based on Nephron Research’s market analysis, the addressable U.S. market for the development of companion diagnostics tests is estimated to be approximately $500 million.

11.	Assuming a rate of rare mutation of 4.0% within the population of newly-diagnosed cancer patients in the United States with advanced-stage solid tumor cancers, based on data from the National Institutes of Health, and an average reimbursement per patient of $10,000 based on Nephron Research’s market analysis, the addressable U.S. market for commercial services that include identification of patients for approved therapies is estimated to be approximately $300 million.

12.	According to the Nephron Research analysis, it is estimated that approximately $70 billion of the $262 billion spent in 2023 represented R&D investments in discovery, pre-trial costs, and real-world evidence, areas where matched genomic data has demonstrated use cases for biopharma applications.

13.	Based on Nephron Research’s market analysis, approximately 14% of the estimated $70 billion in R&D investments in 2023 was allocated towards such data and services, resulting in an estimated total addressable U.S. market for this opportunity of approximately $10 billion.